Exhibit 99(a)(11)(A)

Non-binding unofficial translation into English for information purposes only. Original in French.

REPLY DOCUMENT

by

Advised by

In response to the tender offer by

Gemalto S.A.

Subsidiary of

In accordance with article L. 621-8 of the French financial and monetary code and article 231-26 of its General Regulations, the Autorité des marchés financiers (the “AMF”) granted to this reply document the visa n°08-238 dated November 13, 2008. This reply document was established by Wavecom SA (“ Wavecom” or the “Company”) and its signatories assume responsibility for its content.

The visa, in accordance with the provisions of article L. 621-8-1 I of the French financial and monetary code, was granted after the AMF verified “whether the document is complete and comprehensible and whether the information it contains is coherent”. The visa does not imply that the AMF has approved the appropriateness of the transaction or that it has verified the accounting and financial data set out in it.

IMPORTANT NOTES

Gemalto intends to request that the AMF, within three months following the expiration of the Offer, implement a squeeze-out of the shares of the Company if the shares of the Company that were not tendered in the Offer and in the U.S. Offer do not represent more than 5% of the share capital or voting rights of the Company, pursuant to the provisions of articles L.433-4 III of the Monetary and Financial Code and articles 237-14 et seq. of the General Regulations of the AMF.

Gemalto also intends to request that the AMF, within three months following the expiration of the Offer, implement a squeeze-out of the OCEANEs issued by the Company and not tendered in the Offer and in the U.S. Offer, if the shares not tendered in the Offer and in the U.S. Offer, and the shares that can be issued as a result of the conversion of the OCEANEs not tendered in the Offer and in the U.S. Offer, do not represent more than 5% of the securities of the Company, whether existing or likely to be issued.

This reply note is available on the websites of the Autorité des marchés financiers (the “AMF”) (www.amf-france.fr) and Wavecom SA (“Wavecom” or the “Company”) (www.wavecom.com) and copies may also be obtained free of charge from:

Wavecom 3, esplanade du Foncet 92442 Issy les Moulineaux	Merrill Lynch Capital Markets (France) SAS 112, avenue Kléber 75761 Paris

Information relating to the Company’s legal, financial and accounting characteristics has been made available to the public simultaneously with the publication of the reply document as approved by the Autorité des marchés financiers on the websites of the Autorité des marchés financiers (www.amf-france.org), as well as the Company (www.wavecom.com) and at the above-mentioned addresses.

1	PRESENTATION OF THE OFFER

1.1	DESCRIPTION OF THE OFFER

Pursuant to Title III of Book II and specifically article 232-1 et seq. of the General Regulations of the AMF, Gemalto S.A., a société anonyme organized under the laws of France with a share capital of 103,837,182 euros, having its registered office at 6, rue de la Verrerie in Meudon (92190), registered with the Nanterre Registry of Commerce and Companies under number 562 113 530 (the “Offeror”), controlled, as defined by article L.233-3 of the French Commercial Code by Gemalto N.V., a société anonyme (naamloze vennootsschap) organized under the laws of The Netherlands, having its registered office at Koningsgracht Gebouw 1, Joop Geesinkweg 541-542, 1096 AX Amsterdam, The Netherlands (“Gemalto N.V.”), which holds 99.99% of the share capital and voting rights of the Offeror, filed a draft tender offer on October 6, 2008 with the AMF, in which it is offering to the holders of shares and OCEANEs (as such term is defined below), issued by Wavecom S.A., a société anonyme organized under the laws of France with a share capital of 15,811,381 euros, having its registered office at 3, esplanade du Foncet in Issy-les-Moulineaux (92442) and registered with the Nanterre Registry of Commerce and Companies under number 391 838 042 (“Wavecom” or the “Company”), to acquire, pursuant to the terms and conditions set forth below (the “Offer”):

(i)

any and all of the shares (the “Shares”) of the Company that are traded on Eurolist of Euronext Paris S.A. (“Euronext Paris”) (Compartment B) under ISIN code FR0000073066, issued or to be issued, for the duration of the Offer and duration of reopening of the Offer, as the case may be, as a result of the conversion of the OCEANEs (as such term is defined below), or the exercise of the warrants (the “Warrants”), the founders’ warrants (the “Founders’ Warrants”) or the stock options of Wavecom; and

(ii)

any and all outstanding bonds convertible and/or exchangeable for newly issued or existing shares by option (the “OCEANEs”) issued by the Company and traded on Eurolist of Euronext Paris under ISIN code FR0010497131, the Shares and the OCEANEs being referred to collectively as the “Securities.”

The Offeror has indicated that the Warrants and the Founders’ Warrants issued by Wavecom were not subject to the Offer. Regarding the free Shares attributed by Wavecom to some employees and certain corporate officers (mandataires sociaux) of the Company and of certain of its subsidiaries, Gemalto indicated that these Shares are:

(i)	either definitively acquired by their beneficiaries but remain subject to a two-year holding period as from their final granting date,

(ii)	or still subject to a vesting period and therefore are not definitively acquired by their beneficiaries.

As a consequence these free Shares are not subject to the Offer.

Gemalto indicated that, other than the Shares, OCEANEs, Warrants, Founders’ Warrants, stock options and free Shares referred to above and the attributed share purchase options, as the case may be, there are no other securities or other financial instruments or rights giving access immediately or eventually to the share capital or voting rights of the Company.

HSBC France (“HSBC”), as the presenting bank for the Offer, guarantees, in accordance with the provisions of article 231-13 of the General Regulations of the AMF, the contents and the irrevocable nature of the undertakings given by the Offeror in connection with the Offer.

The Offer will be conducted according to the normal procedure pursuant to the provisions of articles 232-1 et seq. of the General Regulations of the AMF.

The Offeror has indicated its intent to initiate a separate offer in the United States, on terms and conditions substantially similar to the terms and conditions of the Offer, to all holders of American Depositary Shares (“ADS”) as well as to all holders of Securities residing in the United States (the “U.S. Offer”, together with the Offer, the “Offers”). Therefore, on October 28, 2008, Gemalto filed with the Securities and Exchange Commission an offering document under the form of a Schedule TO-T describing the U.S. Offer, including as Exhibit 99A.A.I, the U.S. offer to purchase.

Moreover, the Offeror indicated its intent to request that the AMF, within three months following the expiration of the Offer, implement a squeeze-out of the Shares if the Shares not tendered in the Offer and in the U.S. Offer do not represent more than 5% of the share capital or voting rights of the Company, pursuant to the provisions of articles L.433-4 III of the Monetary and Financial Code and articles 237-14 et seq. of the General Regulations of the AMF.

Finally, the Offeror intends to request that the AMF, within three months following the expiration of the Offer, implement a squeeze-out of the OCEANEs not tendered in the Offer and in the U.S. Offer, if the shares not tendered in the Offer and in the U.S. Offer, and the shares that can be issued as a result of the conversion of the OCEANEs not tendered in the Offer and in the U.S. Offer, do not represent more than 5% of the securities of the Company, whether existing or likely to be created.

The Offer was cleared by the AMF during its meeting of October 24, 2008 and the AMF’s decision was published under number 208C1942. Gemalto’s offer memorandum (“Gemalto’s Offer Memorandum”) received the AMF visa No. 08-225 on October 24, 2008 and was also published on that date.

Pursuant to an AMF decision on October 27, 2008, published under number 208C1944, the Offer was opened on October 28, 2008 and its closing date will be determined when Wavecom’s reply document will be distributed.

1.2	CONTEXT OF THE OFFER

Mr. Arno Goboyan, Director Global Banking and Markets of HSBC, contacted by phone Mr. Ronald Black, Wavecom’s Chief Executive Officer, in order to present to him the merits of a potential strategic combination between Wavecom and Gemalto. On April 21, 2008, Mr. Ronald Black met with Mr. Arno Goboyan to pursue such discussions.

Mr. Arno Goboyan and Mr. Claude Rieffel headed the HSBC working group which advised, as lead manager and bookrunner, Wavecom in the issuance of its OCEANEs in July 2007, pursuant to an engagement letter dated July 3, 2007. Considering the relationship of trust that was established then between HSBC and Wavecom, Mr. Goboyan continued to have regular contacts with Wavecom, questioning the Company in particular at the beginning of 2008, on its outlook with respect to several key financial indicators as well as on the results of a proposed shareholder search (“TPI”) in the context of discussions with a potential partner. Wavecom had then come to the conclusion that HSBC was still providing Wavecom with its assistance, although no engagement letter had been signed between Wavecom and HSBC.

On June 28, 2008, a meeting was organized at the initiative of HSBC, between, on one side, Mr. Ronald Black, Mrs. Chantal Bourgeat, Chief Financial Officer of Wavecom, Mr. Philippe Guillemette, Chief Technical Officer of Wavecom, and Mr. Emmanuel Walckenaer, Chief Executive Officer of Anyware Technologies, a subsidiary of Wavecom, and on the other side, Mr. Martin McCourt, EVP, Strategy and Ventures, Mergers and Acquisitions of Gemalto N.V., Mr. Franck Duraz, Controller Strategy M&A and Ventures of Gemalto N.V., Mr. Jean-François Schreiber and Mr. Morgan Daumas, Corporate Strategy of Gemalto N.V., in order to present Wavecom’s business and market, Anyware Technologies’ key public financial metrics and business and the consequences of a potential strategic combination between Gemalto and Wavecom.

No confidential exchanges took place at this meeting, the representatives of Wavecom having specified that they would not grant access to confidential information on Wavecom and its activities before receiving an indicative offer and before the approval of such offer by Wavecom’s Board of Directors.

However, prior to the meeting, on June 28, 2008, Wavecom and Gemalto had signed a confidentiality agreement.

Pursuant to this agreement, Gemalto had agreed1:

(i)	during a period of three years, to abstain from divulging the existence of discussions between the two parties, except in the context of a transaction approved by Wavecom:

“Neither	Party nor its Representatives will disclose to any person the fact that discussions or negotiations are taking place (or have taken place) between the Parties regarding a possible Transaction or any of the terms, conditions or other facts relating thereto”. “For the avoidance doubt, nothing herein shall prohibit any public disclosures as required by law or regulations to effect a Transaction approved by Wavecom, such as disclosure made in any prospectus or public documents”; and

(ii)	during a period of 18 months, i.e. until the end of 2009, to abstain from acquiring any Wavecom securities without Wavecom’s authorization, except in the event of a higher take-over bid, in particular due to the laws and regulations applicable to privileged information:

“Company	[Gemalto N.V.] understands and agrees that since Wavecom is a listed company (both on the Nasdaq and Paris Eurolist stock exchange) and Company may have access to material non public information (information that a reasonable person would consider important in deciding whether to buy, hold or sell Wavecom securities, and information whose public disclosure would likely affect the market price of Wavecom securities), Company must comply with French and U.S. securities laws, that provide that certain use of insider information, communication of insider information and/or manipulation of the market price will constitute a criminal offence.

1 Emphasis addded by Wavecom in the present document.

Therefore, Company shall abstain from buying, selling or trading any Wavecom equity or debt securities until the end of an 18-month period commencing on the Effective Date, except with the prior consent of Wavecom or as part of the consummation of a bona fide tender offer made pursuant to applicable laws and regulations following a tender offer (offre publique) on the shares of Wavecom initiated by a third party.”

As a result of its interpretation of the terms of the confidentiality agreement, Wavecom was convinced that any strategic combination of Wavecom and Gemalto would remain subject to the agreement of both parties.

During the period from June 29, 2008 to July 16, 2008, discussions continued between representatives of Gemalto and Wavecom.

On July 17, 2008, Mr. Olivier Piou, Gemalto N.V.’s Chief Executive Officer, and Mr. Ronald Black met at Mr. Olivier Piou’s request in order to get to know each other and discuss the possibility of a strategic combination between Gemalto and Wavecom.

During the third quarter of 2008, at Gemalto’s request, several contacts took place between Mr. Arno Goboyan, Mr. Ronald Black, Mr. Anthony Maher, independent Director of Wavecom and Mr. Aram Hékimian, co-founder and Director of Wavecom, in order to discuss the possibility of a potential strategic combination between Gemalto and Wavecom, and to organize meetings with Gemalto’s management.

Therefore, on September 11, 2008, Mr. Olivier Piou and Mr. Philippe Vallée, the Executive Vice President Telecom of Gemalto, met with Mr. Aram Hékimian, founder and Director of Wavecom, in order to get to know each other. At the beginning of this meeting, Mr. Aram Hékimian signed a confidentiality undertaking containing the same terms and conditions as the confidentiality agreement signed by Gemalto N.V. and Wavecom on June 28, 2008.

On September 17, 2008, Mr. Olivier Piou and Mr. Christophe Pagezy, Executive Vice President Corporate Projects of Gemalto and Mr. Arno Goboyan met with Mr. Ronald Black, Mr. Anthony Maher, independent Director, Mr. Aram Hékimian, Director and significant shareholder of Wavecom, and Mr. Michel Alard, Director and co-founder of Wavecom, at a dinner during which the parties discussed the strategic rationale and terms for a strategic combination between Gemalto and Wavecom.

Following this dinner, it became obvious to Wavecom’s representatives that the two parties had very different opinions on the terms of such a combination between Wavecom and Gemalto, in particular with respect to price.

To the knowledge of the Company, no privileged information was communicated to Gemalto during the course of the exchanges that occurred between the management of the two companies.

On October 6, 2008, Wavecom was surprised and confused to learn the filing of an unsolicited tender offer initiated by Gemalto on the Shares and OCEANEs of Wavecom, and presented by HSBC.

On October 9, 2008, the Board of Directors of Wavecom met and after due and careful consideration of Gemalto’s Offer to purchase Wavecom’s shares and OCEANEs, reached the conclusion that Gemalto’s unsolicited Offer was against the interests of Wavecom, its shareholders and employees.

At a meeting on October 29, 2008, the Board of Directors of Wavecom requested that the M&A sub-committee, chaired by Mr. Anthony Maher and its Chief Executive Officer, Mr. Ronald Black, study different opportunities which would offer a greater industrial and financial commonality with respect to the interests of Wavecom, its shareholders and employees and undertook to review all potential strategic alternatives which they could present to the Board of Directors.

1.3.	EXISTENCE OF RELATIONSHIPS BETWEEN WAVECOM AND GEMALTO

Members of the Company’s Executive Committee and other Directors had in the past and may continue to have in the future, regular contacts with Gemalto’s employees notably in the marketing, business development and sales departments, including, but not only, in the context of the development of the Company’s inSim® product. Except as described above, the Company has not entered into any other agreements with Gemalto.

2	REASONED OPINION OF THE BOARD OF DIRECTORS

2.1	REASONED OPINION OF THE BOARD OF DIRECTORS DATED OCTOBER 29, 2008

2.1.1	Reasoned opinion of the Board of Directors dated October 29, 2008

On October 6, 2008, Gemalto filed with the Autorité des marchés financiers a draft all-cash tender offer for Wavecom Shares and OCEANEs, which received the AMF clearance decision on October 24, 2008 (Decision and Information No. 208C1942).

During its meeting on October 29, 2008, the Wavecom Board of Directors decided unanimously that Gemalto’s all-cash tender offer was not in the interest of Wavecom, its shareholders and employees. As a result, Wavecom’s Board of Directors decided unanimously to recommend to Wavecom’s shareholders and other security holders not to tender their Wavecom securities in this offer.

During such meeting, the Board of Directors adopted the following opinion, as finalized by the Board of Directors at its meeting on November 5, 2008:

“The Wavecom Board of Directors met on October 29, 2008, with Mr. Michel Alard as Chairman. All of the directors were present or represented.

The Board of Directors considered the terms of the tender offer bid (hereinafter the “Offer”) whereby Gemalto offered to purchase the shares2 (the “Shares”) of Wavecom issued or to be issued during the Offer and the potential reopening of the Offer for a price per share of 7 euros and the OCEANEs of Wavecom for a price per OCEANE initially set at 20 euros, including accrued unpaid interest (and later increased to 31.30 euros, plus unpaid accrued interest, on October 17, 2008) as such terms were set forth in the draft offering memorandum (“note d’information”) published by Gemalto on October 6, 2008.

2 As of June 30, 2008, the total number of Wavecom shares which would be issued upon due to the conversion of the OCEANEs issued by Wavecom in 2007, the shares which would be issued upon exercise of Wavecom Warrants, Founders’ Warrants or stock options.

Gemalto announced its intention to initiate a separate offer in the United States (the “U.S. Offer” and, together with the Offer, the “Offers”) to the holders of Wavecom’s American Depositary Shares and Wavecom’s OCEANEs residing in the United States, subject to conditions that it stated were “substantially similar” to those of the Offer.

The Board of Directors also considered the AMF’s clearance decision (“decision de conformité”) relating to Gemalto’s tender offer dated October 24, 2008, published under reference No. 208C1942. The Board of Directors considered Gemalto’s offer memorandum which received the AMF visa No. 08-225 on October 24, 2008 and which was published on that date. Finally, the Board of Directors was informed of the fact that pursuant to a decision of the AMF, dated October 27, 2008, published under No. 208C1944, the Offer was opened on October 28, 2008 and its closing date will be determined upon distribution of Wavecom’s reply document.

The Board of Directors noted that the Offers are subject to the condition of the contribution to the Offers of a minimal number of Shares representing, at the date of closing of the last of the two Offers, at least 50.01% of the share capital of Wavecom existing at that date.

On the basis of the above, the Board of Directors, having deliberated, in accordance with article 231-19 of the General Regulations of the AMF, made the following recommendation regarding the terms of the Offers and their consequences to Wavecom, its shareholders and employees. The Board of Directors underlines that the Offers were not solicited and that the Board considers them to be hostile, particularly in light of the confidentiality agreement which Wavecom and Gemalto signed on June 28, 2008 during discussions between them starting in April 2008 regarding a potential strategic combination, and whereby Gemalto undertook to refrain from any action on Wavecom’s securities for a period of 18 months.

Thus, the Board of Directors unanimously considered that:

-	The highly opportunistic timing of Gemalto’s Offer is very unfavorable to all stakeholders of Wavecom

¡	The Offer occurs at times of unprecedented financial market turmoil on the back of the financial crisis.
¡	Small companies such as Wavecom have suffered more than larger ones.
¡

It seems that the opportunistic timetable was more critical than the strategic, industrial policy and integration issues that are barely detailed in Gemalto’s offering memorandum, which makes it difficult for the Company, its employees and more broadly its stakeholders to fully understand those, albeit critical, items.

-	The Offer price does not take into account the strength of Wavecom’s core business

¡	M2M (Machine to Machine) is emerging as the growth engine for the mobile telecommunications industry.
¡	Wavecom is among the leaders in the M2M market and is particularly recognized for its innovative technologies, products and prime clients relationships (telecom operators and enterprise customers).

¡	Wavecom is strategically positioned and holds all assets required to fully benefit from the expected M2M market growth.
¡	The potential acquisition of Wavecom would provide Gemalto with a key positioning in the sector value chain, which strategic value is not reflected in the current Offer terms.

-

The Offer price does not reflect the strategic benefit to Gemalto of acquiring Wavecom’s promising technology initiatives - its unique embedded inSIM® technology and its Anyware Technologies services offerings

¡

The SIM card industry is experiencing a rapid commoditization trend on the back of fierce competition from both cheap Chinese SIM card producers as well as global semiconductor players and current SIM cards are becoming less and less adapted to applications and clients require.[3]

¡

Amongst others, Wavecom is developing two key strategic initiatives meeting M2M customers expectations and presenting significant growth and profits potential: inSIM® and Anyware Technologies’ solutions.

¡	Anyware Technologies’ solutions allow for remote management and diagnostics of all machines equipped with wireless communication and make M2M application development easy.
¡	The embedded SIM technology, inSIM®, increases the ability to meet industrial application conditions (reliability, logistics, security).
¡	The current terms of the Gemalto Offer fail to properly value those promising strategic initiatives.

-	The hostile nature of the Offer could jeopardize the efficiency of Wavecom’s technical team and endanger the future of Wavecom’s innovation plan

¡	Hostile transactions carry a high degree of risk in knowledge-based industries such as technology.
¡	Wavecom’s value indeed lies in its employees and in particular, its management and highly recognised R&D employees.
¡	Wavecom employees are more likely to support a friendly transaction in which integration problems, the strategic and technological visions and the objectives were discussed and shared.

-	The Gemalto Offer significantly undervalues Wavecom based on several widely accepted valuation methodologies

¡	The Offer Price represents a discount to Wavecom’s value based on valuation criteria that are widely used in this type of transactions.
¡	The Offer Price represents a significant discount to Wavecom’s value using trading comparables, while such multiples do not include the required control premium.
¡	For all valuation methodologies used, the Offer is at a discount to the implied price resulting from the application of such criteria.

3 Source: Gartner, “Chip Cards and Chip Card Semiconductors, Worldwide, 2007” April 30, 2008.

-

After taking into account Wavecom’s cash and marketable securities, Gemalto’s effective purchase price would be 3.7 euros per share. After taking into account, in addition, all of Wavecom’s tax assets and tax loss carryforwards, Gemalto’s effective purchase price would be further reduced by a maximum amount of 2.0 euros per share (assuming the theoretical ability to use all such assets in 2008), reducing the effective purchase price to a minimum of 1.8 euros per share.

¡	The total amount of cash outflow from the acquisition of the shares and OCEANEs is estimated at 196.5 million euros.
¡

Wavecom’s cash and marketable securities as at September 30, 2008 (after payment of the 2008 OCEANEs coupon and including the cash proceeds from the exercise of exercisable in-the-money dilutive instruments and following the theoretical tender of the treasury shares to the Offer) is estimated at approximately 134.6 million euros.

¡	The effective purchase price for Gemalto is therefore 3.7 euros per share.
¡

The maximum impact of Wavecom’s tax assets and tax loss carryforwards (assuming the theoretical ability to use all such assets and carryforwards in 2008) is furthermore estimated to amount to approximately 32.5 million euros.

¡

Including all of these tax assets and tax loss carryforwards would further reduce Gemalto’s effective offer price by 2.0 euros per share, reducing the effective purchase price to a minimum of 1.8 euros per share.

As a result, the Board of Directors unanimously considered that the terms of the Gemalto Offers are manifestly insufficient. The Board of Directors determined that these Offers are not in the best interests of Wavecom, its shareholders and employees and therefore recommends to Wavecom’s securities holders not to tender their securities in the Offers.

The Board of Directors requested that the M&A sub-committee, presided over by Anthony Maher, independent director, and its Chief Executive Officer, Ronald Black, study different opportunities which represent a greater industrial and financial compatibility with the interests of Wavecom, its shareholders and employees and undertook to review all alternatives (including strategic transactions and corporate defenses typically explored in the case of unsolicited offers) which they would present to the Board of Directors. Moreover, Merrill Lynch has been retained in the context of these unsolicited Offers to assist Wavecom in reviewing all such alternatives.

The Board of Directors decided that the Wavecom treasury shares will not be tendered to the Offer and invested Ronald D. Black, Chief Executive Officer, with the powers to finalize and sign the reply document.

The directors indicated unanimously their intention at this stage not to tender their own securities to the Offers.”

2.1.2	Press release issued by the Board of Directors on October 9, 2008

“After due and careful consideration of Gemalto’s unsolicited offer to take control of Wavecom, the board of directors of Wavecom has reached the conclusion that Gemalto’s hostile offer is not in the best interests of Wavecom, its shareholders and employees.

Anthony Maher, independent director and Chairman of Wavecom’s M&A sub-committee summarized the position of the board, saying “While Wavecom is always interested in any transaction that benefits shareholders and other stakeholders, we have concluded that the proposed acquisition by Gemalto fails to deliver sufficient value to merit support.”

The board will issue a more detailed opinion on Gemalto’s offer together with its formal response, in accordance with AMF (French Stock Market Authorities) regulations and within the designated timeframe.

The board concluded by reiterating its full confidence in the management of Wavecom and supported its ongoing efforts, together with the employees of Wavecom, to maximize value-creation for all stakeholders of the Company.”

2.2	DETAILED ELEMENTS OF THE APPRECIATION OF GEMALTO’S OFFER BY THE BOARD OF DIRECTORS

The Board of Directors believes that:

•	The timing of Gemalto’s Offer is highly opportunistic and disadvantages the Company’s stakeholders;

•	The Offer price does not take into account the strength of the Company’s core business;

•

The Offer price does not reflect the strategic benefit to Gemalto of acquiring the Company’s promising technology initiatives - its unique embedded inSIM® technology and its Anyware Technologies services offerings;

•	The hostile nature of the Offer could jeopardize the efficiency of the Company’s technical team and endanger the future of the Company’s innovations;

•	The Gemalto Offer significantly undervalues the Company based on several widely accepted valuation methodologies;

•

After taking into account the Company’s cash and marketable securities, Gemalto’s effective purchase price would be 3.7 euros per share. After taking into account, in addition, all of the Company’s tax assets and tax loss carryforwards, Gemalto’s effective purchase price would be further reduced by a maximum amount of 2.0 euros per share (assuming the theoretical ability to use all such assets and carryforwards in 2008), reducing the effective purchase price to a minimum of 1.8 euros per share.

2.2.1.	The timing of Gemalto’s Offer is highly opportunistic and disadvantages the Company’s stakeholders

2.2.1.1.	The Company’s current share price is severely impacted by the global financial markets turmoil

As a result of the turmoil in the financial markets, most global stocks have dropped significantly over the last few months. This decline accelerated in the month before Gemalto launched its Offer, and has continued to do so, fuelled by funding concerns and macro news as credit markets ground to a standstill.

Smaller companies such as the Company have suffered disproportionately on the downside in terms of share price performance, as investors prefer larger and more visible stocks in such an environment. As an illustration of this “flight to size”, the CAC Small 90 index, of which the Company is a constituent, has decreased by 44% over the 12 months preceding the Offer, while the CAC Mid and Small 190 decreased by 32% and the CAC 40 by 30%.

As at October 3, 2008
	CAC 40	CAC Mid and Small 190	CAC Small 90	Wavecom
Last 2 Years	(22.4%)	(20.3%)	(32.2%)	(62.5%)
Last 12 Months	(29.7%)	(32.4%)	(44.1%)	(76.4%)
Last 6 Months	(16.7%)	(18.9%)	(24.2%)	(47.2%)
Last 3 Months	(4.3%)	(8.9%)	(12.8%)	(24.7%)
Last Month	(5.2%)	(13.5%)	(14.2%)	(14.1%)

Source: Factset

It is clear that Gemalto’s hostile Offer comes at the worst possible time for the Company’s share price and that its opportunistic timing severely disadvantages the Company’s shareholders.

2.2.1.2.	The vagueness of Gemalto’s strategic plans for the Company demonstrates the ill-considered and opportunistic nature of the Offer

The Company believes that the description of the “Strategy and industrial policy” is vague and incomplete. In addition, Gemalto provided only limited details regarding its expected synergies from the combination.

It is telling that no detailed discussions between the two management teams have occurred on integration issues, potential synergies from a combination of the two companies, or strategic evolution due to the combination.

In addition, Gemalto’s Offer document omits any discussion of its industrial plans and strategies regarding the automotive segment, despite the very significant portion of the Company’s business that it represents (approximately 40% of sales). The automotive business is very unique, requiring specific certifications, reliability commitments, technology, customer service, software, and manufacturing. None of these issues were addressed in Gemalto’s Offer document.

This is evidence that Gemalto rushed its Offer in order to take advantage of market conditions and that, as a result, its strategic analysis, as well as the assessment of the Company’s value and its Offer price, has suffered.

2.2.2.	The Offer price does not take into account the strength of the Company’s core business

The global mobile telecommunications market is currently at a crossroads, with personal (hand-set) mobile telecommunications growth slowing (or even decreasing) and machine to machine (M2M) mobile telecommunications emerging as the growth engine for the industry:

•	The hand-set industry is at a turning point and “analysts are now estimating mobile sales could fall by up to 27% in 2009”[4].

•

Current market penetration in M2M is extremely low (currently less than 1% out of approximately 10 billion machines connected5) and an increase in penetration is therefore expected to fuel future growth (27% CAGR in volumes over the 2006-2013 period6)

The Company has built significant R&D expertise and strong technical know-how over the last fifteen years, as demonstrated by its extensive product and patent portfolio. It is now among the technological leaders in the growing M2M sector, and its products are well recognized for their innovative advanced features, reliability, and ability to be customized with software. The Company has a track record of innovations: the Company provided the first automotive dedicated wireless module in 1999, the first M2M operating system software in 2002, the first connectorless module for industrial applications in 2002, the first real-time operating system for wireless modules in 2005 and the first wireless micro-processor for industrial applications in 2006. More recently, in March 2008, PSA, a leading European automotive company, gave a significant award for innovation for inSIM®, which improves reliability and robustness of cellular technology in automotive applications by integrating the SIM functionality directly into the cellular module.

Thanks to its strong position in the M2M market overall and its technological leadership, its core business offers promising opportunities that have the potential to generate significant revenues in the near future.

For instance, the Company has a strong pipeline in the automotive industry, and has won significant contracts with key auto suppliers in Europe and in Japan. In addition, the Company has recently launched several new innovative products, building a strong basis for future business. Examples include the Q52 Omni, the first device to offer cellular, satellite and GPS track and trace solution, the world’s first ATEX approved (suitable for usage in explosive atmosphere environments) GSM/GPRS wireless processor, new 3G GSM and CDMA solutions for wireless alarm, automotive and tracking applications, and a new software suite named OpenAT® 2.0 with security plug-in features. These products have all been well received by the Company’s customers.

Overall, the Company currently has a strong and promising projects pipeline, including 289 current main projects7, 291 projects in design in8/wins9 and 280 identified new business opportunities10.

The Company holds a strong market share in the M2M business, has developed solid relationships with both mobile network operators and end markets. Moreover its innovative products are highly recognized in the M2M industry. The Company has therefore all the key elements in place and is well positioned to benefit from the growing M2M market.

Through the proposed acquisition Gemalto could benefit from new positioning in the value chain with unrivalled access to end market customers in M2M. Access to these customers would be very challenging for Gemalto to develop on its own given its historical focus on mobile network operators. Gemalto’s Offer price, does not attribute sufficient value to the strength of the Company’s core business.

[4]	Financial Times - October 27, 2008
[5]	Source: Beecham research
[6]	Source: ABI (Q3 2008)
[7]	Current main projects: customers’ projects which are in production either in the ramp-up stage or in volume production
[8]	Design in: samples have been delivered to the customer, products are under evaluation by the client
[9]	Design win: customer has chosen the technology supplier (Wavecom) and has started to develop its own application
[10]	New business opportunity: opportunity which has been identified and qualified

2.2.3.	The Offer price does not reflect the strategic benefit to Gemalto of acquiring the Company’s promising technology initiatives - its unique embedded inSIM® technology and its Anyware Technologies services offerings

Historically, Gemalto has derived a significant portion of its revenue from the sale of SIM cards. The SIM card industry is experiencing a rapid commoditization trend on the back of fierce competition from both cheap Chinese SIM card producers and global semiconductor players who control future technologies such as NFC (Near Field Communications) and payment11. In fact, the volume growth rate of the SIM industry has been declining from over 30% per year to less than 17% per year, and Gemalto’s share has declined substantially from approximately 56% prior to the merger of Gemplus and Axalto, to 36% today12. As a result, Gemalto, which seems more heavily exposed to the SIM business than some of its competitors, would benefit from a solution to shore up its position in the SIM industry and provide a new sales channel to replace traditional SIM revenue if it continues to decline.

The M2M market is of great strategic interest to Gemalto. Gemalto faces a key obstacle to participation in the M2M market, however, because SIM cards, the products Gemalto and others make, are one of the least reliable components in M2M applications13. Unlike consumer applications, such as mobile phones, where SIM cards perform well, M2M applications like automotive and metering have much more aggressive environments where temperature, humidity, and vibration can cause SIM cards to fail.

The Company’s inSIM® technology provides a solution to the SIM card failures that can occur in M2M applications. The Company has been instrumental in leading the industry to define, develop, and deploy embedded SIM technology, branded inSIM®, where the SIM processor chip is soldered directly into a Wavecom (or other company) cellular module or other subsystem in the M2M application. With an embedded SIM processor, the SIM function is more robust than a conventional SIM card. inSIM® technology also has other advantages over more standard SIM technology, such as simplified logistics flows and improved security (as the SIM is directly placed into the module).

As demonstrated by the recent announcement by the Company, Oberthur Card Systems, and the Brazilian operator Vivo regarding collaboration on inSIM®, the Company is now engaged with Gemalto’s competitors in a number of business opportunities. In fact, Brazil’s new law requiring cellular modules to be placed in all cars, buses, trucks, motor bikes, and containers makes Brazil one of the most important M2M regional markets in the world.

Anyware Technologies, a subsidiary of the Company, develops and sells advanced end-to-end software solutions that optimize enterprise processes involving wireless communication. Anyware solutions allow customers to develop wireless products that connect equipment seamlessly to their IT infrastructures. In other words, Anyware Technologies makes M2M application development easy. In addition, Anyware solutions can be sold on a subscription basis and therefore generate recurring sales. Given that the marginal cost of adding subscribers is extremely low, such solutions have the potential to generate high profitability and recurring cash flow. These solutions are complementary to Gemalto’s current service platform, but tailored for the M2M market.

Through sales of inSIM® and Anyware Technologies products, the Company is building preferential partnerships directly with mobile telecommunication operators (the traditional end customers in Gemalto’s core business), as well as with corporate end users. The Company believes that because mobile operators can now purchase semiconductors and assemblies, including SIM cards, directly from the Company, they no longer need to purchase directly from SIM card manufacturers such as Gemalto. This market dynamic has the potential, according to the Company, to effectively disintermediate classic SIM card producers by straining their relationships with traditional customers and weakening their positions in the value chain.

[11]	Source : Gartner, “Chip Cards and Chip Card Semiconductors, Worldwide, 2007” April 30, 2008
[12]	Source : Frost & Sullivan “World GSM Smart Card Markets” January 8, 2004; Gartner “ Market Trends: Chip Cards and Chip Card Semiconductors, Worldwide, 2007” April 30, 2008
[13]	Source : ABI Research “Cellular M2M Markets Market Opportunities and Trends for Embedded Modules” 2008

Acquiring the Company and its inSIM® and Anyware Technologies would enable Gemalto to:

•	Address the problem of SIM card failure in M2M applications;

•	Solidify its relationships with its traditional mobile operator customers by selling integrated SIM modules directly to them; and

•	Gain immediate access to the Company’s installed base of end user enterprise customers, with whom Gemalto has had limited experience.

The Company believes that these strategic benefits are of unique value to Gemalto, and that Gemalto has failed to reflect this value in its Offer price.

2.2.4.	The hostile nature of the Offer could jeopardize the efficiency of the Company’s technical team and endanger the future of the Company’s innovations

Contrary to public statements by Gemalto, its Offer is unsolicited and hostile. Hostile transactions carry a high degree of risk in knowledge-based industries such as technology. The success of a strategic combination between two groups in a knowledge-based industry is primarily based on the ability to bring together technical teams to complete innovative projects and bring them to market in an efficient and coordinated way. The value of the Company resides in its employees and in particular, its management and highly recognised R&D employees. Such employees are more likely to support a friendly transaction than a hostile Offer, as engineers and managers may fear that a hostile transaction could lead to potential integration problems and a disconnection of technological visions and objectives.

2.2.5.	The Gemalto Offer significantly undervalues the Company based on several widely accepted valuation methodologies

2.2.5.1	Methodology and key assumptions

Prospective financial information for the Company for the 2008-2010 period is based on a consensus (average) of forecasts from the following selected equity research analysts: Exane, Natixis Securities, and Fortis Bank. Only brokers that issued a research note after the Company published its third quarter 2008 results have been selected, i.e. taking into account the Company’s most recent results and the difficult business environment. For that reason, research notes by CA Cheuvreux, Jefferies and Gilbert Dupont have not been included in the analysis, given that they have not updated their projections since the third quarter 2008 results announcement.

Because the Company does not provide financial guidance, all prospective financial information used below is based on figures from securities analysts. The reports of securities analysts are the only source of the Company financial data available to Gemalto. While the Company does not endorse any analyst projections, including those discussed below, it is providing this analysis to demonstrate that Gemalto has mispriced its Offer based on the information available to it.

The number of shares used in the following section stands at 15,477,978 on a diluted basis (i.e. the total number of shares outstanding at September 30, 2008 of 15,820,442, including 152,673 free shares which vested in May 2008, minus the treasury shares as at September 30, 2008, plus the total number of shares resulting from the exercise of exercisable stock options, warrants, and founders’ warrants as at September 30, 2008, that are in the money under the terms of the current Gemalto Offer and 154,900 non vested free shares as at September 30, 2008). Treasury shares are excluded from the total number of shares and are assumed to be cancelled (most common treatment of treasury shares for valuation purposes), and the value of such shares is therefore not added in the equity to enterprise value adjustments.

Number of shares outstanding as at September 30, 2008	15,820,442

Treasury shares as at June 30, 2008	(391,649)
Shares bought back since June 30, 2008	(700,212)
Treasury shares as at September 30, 2008	(1,091,861)

Exercisable in-the-money stock options, warrants and founder’s warrants plus non vested free shares as at September 30, 2008(1)	749,397
Diluted number of shares as at September 30, 2008	15,477,978

Source: Wavecom.

(1) Dilutive instruments are taken into account assuming that exercisable stock options, warrants and founder’s warrants as at September 30, 2008, that are in the money under the terms of the current Gemalto Offer, are exercised.

The total adjustments between the Company’s equity and enterprise value as of September 30, 2008 amounted to (46.3) million euros. These included short term and long term debt, cash, marketable securities and cash equivalent items. The OCEANE bonds (excluding accrued interests) have been accounted for at par value (80.5 million euros), in line with the revised Gemalto Offer communicated on October 16, 2008. This also includes cash proceeds resulting from the exercise of exercisable stock options, warrants and founder’s warrants as at September 30, 2008 that are in the money under the terms of the current Gemalto Offer.

Total Enterprise Value to Equity Value Adjustments (€m)

Long-term portion of capitalized lease obligations	0.2
Current portion of capitalized lease obligations	0.3
Long-term portion of convertible bonds	80.5
Short-term portion of convertible bonds	1.1

Cash and cash equivalents	(3.4)
Marketable securities	(122.2)

Cash proceeds from exercice of exercisable in-the-money stock options, warrants and founders’ warrants(1)	(2.8)
Total Adjustments as at September 30, 2008	(46.3)

Source: Wavecom, as at September 30, 2008

(1) Dilutive instruments are taken into account assuming that exercisable stock options, warrants and founder’s warrants as at September 30, 2008, that are in the money under the terms of the current Gemalto Offer, are exercised.

2.2.5.2	Gemalto’s Offer is at a discount to the Company’s 12-month average share price

Given the financial market crisis and the fact that smaller capitalization stocks have suffered more than others, the use of long-term share price averages is more relevant as they neutralise such exogenous factors. As an example, the week ending on October 3, 2008, i.e. the reference date of the Gemalto Offer saw the rescue plan of Fortis and the rejection and then approval of the TARP Plan by the US House of Representatives, sending volatility to historical highs.

As at October 3, 2008, the Gemalto Offer price represents a premium compared to the one-month, three-month and six-month volume weighted average share prices (respectively +59.5%, +50.2%, +26.7%). However it represents a 22% discount compared to the 12-month volume weighted average share price and only a 1.8% premium compared to the nine-month volume weighted average share price.

Since September 15, 2008, the date of Lehman Brothers’ bankruptcy, financial markets have seen unprecedented volatility. As a secondary analysis, the Company’s stock price on September 12, 2008, prior to Lehman Brothers’ bankruptcy, shows that the Gemalto Offer represents an even greater implied discount on the basis of the nine-month and 12-month volume weighted average share price of Wavecom (respectively -3.1% and -27.6%) and lower premia on the basis of the one-month, three-month and six-month volume weighted average share price of Wavecom (respectively +47.9%, +42.1% and +19.4%).

Criteria (before filing of the Offer, as at October 3, 2008)	Share Price (€)	Premium Offered (%)
Last share price before filing of the Offer	4.08	71.6%
1-month volume weighted average price	4.39	59.5%
3-month volume weighted average price	4.66	50.2%
6-month volume weighted average price	5.52	26.7%
9-month volume weighted average price	6.88	1.8%
12-month volume weighted average price	8.99	(22.1%)
Premia are presented below as a secondary analysis:
Criteria (before Lehman Brothers’ bankruptcy, as at September 12, 2008)	Share Price (€)	Premium Offered (%)
Last share price before Lehman Brothers’ bankruptcy	4.54	54.2%
1-month volume weighted average price	4.73	47.9%
3-month volume weighted average price	4.93	42.1%
6-month volume weighted average price	5.86	19.4%
9-month volume weighted average price	7.23	(3.1%)
12-month volume weighted average price	9.67	(27.6%)

Source : Factset

2.2.5.3	Gemalto’s Offer is at a discount to the Company’s valuation based on a trading comparables analysis

Given that no public company is perfectly comparable to the Company, a more diversified set of comparables has been included in the analysis, either because the companies operate under similar business models or because the companies depend on similar market dynamics. A comprehensive set of comparable companies has been identified including Avocent, Digi International, Novatel Wireless, Option, RF Micro Devices, Sierra Wireless, Skyworks Solutions and Telit Communications, which all present some comparability in terms of size, business model, technology or end market. Given the Company’s estimated profitability levels, commonly used EBITDA and EBIT multiples cannot be used as a basis for analysis. Therefore, a less complete analysis based only on EV/Sales multiples (i.e. Enterprise Value to Sales multiples) was performed.

On the basis of market share in the M2M market, the only company that is comparable to the Company is Telit14. However, the Company believes that the differences between Telit and itself in terms of size, market share and profitability require that a broader universe of companies be included in the analysis. The Company therefore identified companies with similar business models and technology, namely, wireless module vendors and, more precisely, Option, Sierra Wireless and Novatel. Although these companies all provide similar products, they mainly sell to the telecommunications operator end market. Selling to telecom operators implies a concentrated customer base (only a few operators exist worldwide) and a specific spending cycle. This group of comparables (Telit, Option, Sierra Wireless and Novatel) is the “Tier 1” group.

Companies that sell to the enterprise market (like the Company), which is a more fragmented market with numerous customers, have also been added to the group of comparables. Avocent and Digi address the enterprise market: Digi has a product offering similar to the Company’s and Avocent is more of an infrastructure solution provider, similar to the Company’s strategic growth areas (e.g. Anyware Technologies). Like the Company, they both sell software and wireless services, with a greater focus on a solutions-based approach.

Lastly, Skyworks and RFMD were also included since they are both wireless cellular component players offering both semiconductors and modules. The Company, however, excludes CSR and Conexant from the comparables set as these companies focus on Bluetooth and wireline technologies, while Skyworks and RFMD focus on the same diversified wireless technologies as the Company (e.g. GSM, GPRS, EDGE, etc.). This group of comparables (Avocent, Digi, RFMD and Skyworks) is the “Tier 2” group.

M2M Market Share 2007 (Source: Gartner)

[14]

Cinterion is not listed (owned by a consortium of financial investors including Granville Baird), while other M2M players are actually divisions of listed companies, and not fully comparable with Wavecom based on a pure M2M market definition.

17

	Business Description	LFY Sales	Geographical Split	2008/09 EBITDA Margin	% of M2M Sales	Business Units Split	Similarities to Water
Avocent	Designs, manufactures, licenses, and sells software and hardware products and technologies that provide connectivity and centralized management of IT infrastructure	€439m	USA (52%) International (48%)	23.7% / 24.2%	Not available; estimated to be insignificant	Management Systems (77)% LANDesk (19)% Other (4)%	■ Focused on connectivity ■ Enterprise focus ■ Increasingly solution based
Digi Int.	Develops products (embedded and non-embedded) and technologies to connect and securely manage local or remote electronic devices over the network or via the web	€131m	US (65%) Europe (25%) Asia Pacific (8%) Other (2%)	13.4% / n/a	Not available	Single reporting segment

■  Wireless technology company

■  Network connectivity

■   Provides embedded modules and wireless connectivity products for various wireless protocols

■  Similar end markets services

■  Increasingly solution based

Novatel Wireless	Provider of wireless broadband access solutions for the global mobile communications market	€314m	USA (75%) Europe (23%) Australasia (8%)	8.0% / 10.4%	Not available; estimated to be insignificant	Single reporting segment	■ Develops modules targeted at the mobile computing market ■ Wireless broadband access solutions ■ Develops 3G based products
Option	Designs, develops, and manufactures devices that provide high-quality wireless access to the Internet	€302m	Europe (87%) International (13%)	5.1% / 7.4%	Not available; estimated to be insignificant	External Devices (90%) Embedded modules (10%)	■ Develops embedded and non embedded wireless modules ■ Addresses the wireless communications market ■ Various wireless protocols
RF Micro Devices	Designs and manufactures radio frequency components and system solutions for mobile communications	€676m	Asia (67%) Europe (19%) US (11%) Other (4%)	7.5% / 12.4%	Not available; estimated to be insignificant	Single reporting segment	■ Wireless technology and RF components supplier ■ Develops components for cellular communication ■ Provides connectivity for mobile devices
Sierra Wireless	Provides leading edge wireless wide area modem solutions for the mobile computing, rugged mobile and M2M markets	€322m	Americas (69%) Asia-Pacific (19%) EMEA (12%)	10.8% / 9.8%	6% Mobile & M2M	AirCards (72%) Embedded Modules (21%) Mobile & M2M (6%) Other (1%)	■ Develops embedded and non embedded wireless modules ■ Addresses the wireless communications market ■ Various wireless protocols
Skyworks Solutions	Designs, manufactures, and markets a broad range of high performance analog and mixed signal semiconductors that enable wireless connectivity for wireless handsets	€558m	Asia Pacific (84%) Americas (11%) EMEA (5%)	16.8% /18.2%	Not available; estimated to be insignificant	Single reporting segment	■ Develops components to enable cellular connectivity ■ Various mobile platforms
Telit	Develops, manufactures and markets GSM/GPRS, UMTS/HSDPA and CDMA/ EVDO communication modules for M2M applications	€52m	EMEA (71%) Asia Pacific (26%) Americas (3%)	5.3% / 10.4%	100% M2M	Single reporting segment	■ Wireless technology company ■ Develops and manufactures communication modules for M2M applications ■ Direct competitor in Europe
Wavecom	Develops, markets, and sells M2M wireless platforms that can be embedded into virtually any machine or device. Offers a range of GSM/GPRS, CDMA, EDGE and 3G Wireless platforms.	€202m	EMEA (48%), Americas (35%), Asia Pacific (17%)	(2.8%) / (1.1)%	100% M2M	Single reporting segment	■ Specialist of M2M market ■ Wireless technology company ■ Develops and manufactures communication modules for M2M applications

Source: Companies public information and websites, Factset, Annually averaged exchange rates, SEC filings

Applying the estimated 2008/2009 EV/Sales multiples methodology to the “Tier 1” group of comparables, the valuation range is 5.9 euros to 6.3 euros per share (the Gemalto Offer representing a 19.3% and 10.5% premium, respectively). Applying the same methodology to the “Tier 2” group of comparables, the valuation range is 14.8 euros to 14.9 euros per share (the Gemalto Offer representing a 52.8% and 53.1% discount, respectively). Applying the same methodology to the whole set of comparables, the Gemalto Offer represents a discount of 33.8% and 28.2% to the Company’s implied standalone valuation of 10.6 euros and 9.7 euros per share, respectively.

Moreover, while the Gemalto Offer is at a significant discount to the implied trading comparables valuation applied to the whole set of comparables, it does not even take into account any control premium, which should be paid to the Company shareholders in a transaction such as the one Gemalto is proposing.

	Price 1-month	Market Value	Enterprise Value	EV / Sales		Sales Growth	EBITDA Growth	EBITDA Margin
	Average	(EURm)	(EURm)	2008E	2009E	2007-09	2007-09	2008E

Tier 1
Sierra Wireless	$10.4	238	96	0.23x	0.21x	18.9%	7.6%	16.9%
Telit Communications	€0.6	25	45	0.80x	0.60x	20.2%	n.m.	n.a.
Novatel Wireless	$6.2	143	52	0.20x	0.19x	(5.4%)	(21.2%)	(38.6%)
Option	€2.8	117	86	0.32x	0.28x	1.4%	1.3%	9.7%

Mean - Tier 1				0.39x	0.32x	8.8%	(4.1%)	(4.0%)

Tier 2
RF Micro Devices	$3.2	599	904	1.24x	1.17x	4.9%	28.7%	n.a.
Avocent	$20.8	678	687	1.44x	1.35x	8.3%	28.4%	63.1%
Skyworks Solutions	$8.4	1,021	1,022	1.61x	1.47x	11.7%	23.9%	40.7%
Digi International	$11.0	209	162	1.16x	n.a.	n.a.	n.m.	n.a.

Mean - Tier 2				1.36x	1.33x	8.3%	27.0%	51.9%

Mean - All Tiers				0.87x	0.75x	8.6%	11.5%	18.4%

Wavecom	€4.3	67	21	0.15x	0.15x	(17.0%)	n.a.	n.a.

Wavecom Brokers’ Consensus Sales (€m)				134.4	139.2

Tier 1 - Implied Enterprise Value (€m)				51.8	44.5
Tier 1 - Implied Wavecom Share Value (€)				6.3	5.9
Premium (Discount) of Offer Price				10.5%	19.3%

Tier 2 - Implied Enterprise Value (€m)				183.2	184.7
Tier 2 - Implied Wavecom Share Value (€)				14.8	14.9
Premium (Discount) of Offer Price)				(52.8%)	(53.1%)

All Tiers - Implied Enterprise Value (€m)				117.5	104.6
All Tiers - Implied Wavecom Share Value (€)				10.6	9.7
Premium (Discount) of Offer Price				(33.8%)	(28.2%)

Source Company Reports, Factset, Brokers’ Reports, as at October 3, 2008

2.2.5.4	Based on precedent transactions, Gemalto’s Offer grossly undervalues the Company

The analysis of the multiples paid in completed comparable transactions involving the acquisition of control in the M2M telecom equipment sector over the last three years demonstrates the undervaluation of Gemalto’s Offer.

Given the lack of public information available, commonly used EBITDA and EBIT multiples cannot be used as a basis for analysis. Therefore, a less complete analysis based only on TV/Sales multiples (i.e. Transaction Value to last twelve months sales multiples) was performed.

When looking at the M2M market shares, it is clear that the Siemens Wireless Modules division transaction is by far the most comparable to the Company on any measure: business model, size and market share. Although the Company seems strategically better positioned with outsourced manufacturing, a stronger IP portfolio and a superior Asian sales force, the Siemens transaction would be the most comparable transaction.

Gemalto’s Offer stands at a discount of between 22.7% and 36.8% of the Company’s implied valuation range of 9.1 euros to 11.1 euros per share, based on the multiples paid in the Siemens Wireless Modules transaction only15.

When looking at the broader criterion of recent transactions in the M2M sector, three other recent completed comparable transactions have been selected:

•	the acquisition of Siemens Wireless Modules by a consortium of investors in March 2008

•	the acquisition of Ezurio by Laird Technologies in February 2008

•	the acquisition of the M2M division of Bellwave by Telit in May 2008

•	the acquisition of the M2M division of Sony Ericsson by the Company in March 2006

[15]	Source : estimates of the transaction value from Mergermarket: “an undisclosed consideration estimated to be in the range of EUR 150 to 200m”

On the basis of this larger set of comparable transactions, Gemalto’s Offer stands at a discount of 49.8% to the Company’s implied valuation of approximately 14.0 euros per share, based on multiples paid in previous comparable transactions.

Date Announced	Acquiror	Target	Transaction Value (€m)	EV / Sales LTM(1)	Target Description	Transaction Description

04-Mar-08	Consortium	Siemens Wireless Modules(2)	150.0 - 200.0	0.64x - 0.86x	Global leader in cellular M2M communication with broadest product portfolio	T-Mobile Venture Fund’s purchase of Siemens Wireless Modules business as part of a LBO

11-Feb-08	Laird Technologies	Ezurio	16.8	3.05x	Leading supplier of 802.11 embedded RF modules and M2M solutions for wireless apps	Laird acquired Ezurio Limited, a privately held business, in a cash transaction

30-May-06	Telit Communications	Bellwave M2M	6.3	0.39x	M2M division of South Korean wireless communications developer Bellwave; ca. 50% M2M South Korea market share at time of acquisition	Telit initially acquired 75% of the Bellwave M2M division for cash and later increased to 90% stake

20-Mar-06	Wavecom	Sony Ericsson M2M	30.0	0.45x	M2M division that specializes in automotive and industrial wireless solutions	Acquisition of certain assets of Sony Ericsson M2M Communications Business Unit for cash
Mean				1.16x

Wavecom LTM Sales (30-Sep-08)				146.4

Implied Wavecom Share Value (€)				14.0

Discount of Offer Price				(49.8%)

Sources: Companies public information, Wavecom, press releases, Factiva, foreign exchange rates at the date of announcement

(1)	Last 12 months, i.e. the latest four financial quarters before the Offer
(2)	Based on the mid-point of the estimated transaction value (Source: Mergermarket “an undisclosed consideration estimated to be in the range of EUR 150 to 200m”)

2.2.5.5	The premium offered by Gemalto on the basis of a depressed share price is much lower than those paid in precedent hostile transactions occurring in more favorable stock market environments

Because it is unsolicited, Gemalto’s Offer must also be benchmarked against other hostile transactions in France. Compared to premia observed in the most significant unsolicited public offers completed in France over the past six years, the implied premium of Gemalto’s Offer is 17 points below the premium observed on a 3-month volume weighted average share price basis and 38 points below on a 6-month volume weighted average share price basis.

Only the premia of the last bid in each case are taken into account for this comparison, such premia corresponding to the offer having been accepted by the target company.

France - Hostile Takeover Bids						Premia Analysis (Last Bid)

Date	Acquiror	Target	Market Cap. (€bn)	Type	Target Country	1 Month VWAP	3 Months VWAP	6 Months VWAP

04-Jul-06	Mittal Steel	Arcelor	c. 17.0	Cash/Stock	France	79.0%	81.2%	91.1%

07-May-04	Sanofi	Aventis	c. 43.0	Cash/Stock	France	31.4%	35.6%	36.2%

26-Nov-03	GE Real Estate	Sophia	c. 1.2	Cash	France	24.3%	27.9%	32.0%

02-Oct-03	Alcan	Pechiney	c. 2.6	Cash	France	63.9%	81.1%	83.9%

08-Feb-02	Groupe Partouche	Européenne de Casinos	c. 0.2	Cash	France	64.0%	73.8%	60.2%

04-Feb-02	Saica + Mondi	La Rochette	c. 0.2	Cash	France	96.8%	99.1%	75.8%

		Mean				59.9%	66.4%	63.2%

		Gemalto Offer				57.5%	49.5%	25.5%

		Difference				(2.4%)	(16.9%)	(37.7%)

Source: AMF filings, hostile offers completed on French targets since February 2002

Note: Premia calculated are based on primary offer terms

VWAP: Volume Weighted Average Price

Moreover, the share price performance of the selected targets during the six months preceding the announcement of the hostile offer showed an average increase of 3%, while the Company’s stock lost 47% during the six months preceding the announcement of Gemalto’s Offer on the back of exceptionally weak and volatile financial market conditions.

On the basis of the 6-month VWAP prior to Gemalto’s Offer, and based on premia observed in precedent French hostile transactions (using the premia observed in the final bids in each case), the Company would be valued at 9.0 euros per share.

2.2.5.6	The Groupe OPEN unsolicited offer on Sylis is a relevant recent precedent where the offer was raised to a premium higher than what Gemalto is offering

The recent French unsolicited public tender offer by Groupe OPEN for Sylis, first initiated on July 7, 2008 and improved on August 28, 2008, although not perfectly comparable given Sylis’capital structure (three shareholders holding together 55% share capital and 66% voting rights of the company, and therefore required to tender their shares for the offer to be successful), has several interesting points of resemblance with the Gemalto Offer for the Company.

•	Both Groupe OPEN and Sylis operate in the IT services sector, while both the Company and Gemalto operate in the mobile communications sector

•	The Groupe OPEN offer was timed in the summer of 2008, when IT services shares were not in favour with the market and had declined significantly

•	The offer was unsolicited after preliminary discussions between the two parties

•	The primary offer was in cash, targeting all shares with a success threshold set at 50%

•	The strategic rationale of the acquisition was based on enhancing the target’s growth potential

The offer and subsequent improved offer by Groupe OPEN for Sylis shows that a strategic transaction during a period of financial market crisis, such as occurred during the summer 2008, should carry a significant premium, (36.9% premium on the 12-month average share price for the Groupe OPEN/Sylis, compared with the implied volume weighted discount of 22.1% of the Gemalto Offer in the same period) in order to warrant support from all shareholders. The Company’s shareholders deserve an offer recognizing the full strategic value of the Company and, therefore, an offer price significantly higher than currently proposed.

On August 28, 2008, Groupe OPEN effectively raised its offer from 4.25 euros to 4.60 euros per Sylis share, thus implying an increased premium over the latest Sylis share price before announcement of the offer (2.25 euros on July 7, 2008) from 88.9% to 104.4% (spot price), from 50.2% to 62.5% (six-month average), and from 26.5% to 36.9% (12-month average).

2.2.5.7	It is highly unusual to perform a Discounted Cash Flow (“DCF”) valuation without having access to a business plan

Wavecom does not prepare comprehensive financial forecasts as required to perform a relevant DCF valuation analysis. Neither Gemalto nor its advisors have therefore had access to such critical information. Accordingly, the Company believes that the DCF analysis performed by Gemalto lacks any reasonable basis and is therefore meaningless and inadequate.

2.2.6.	After taking into account the Company’s cash and marketable securities, Gemalto’s effective purchase price would be 3.7 euros per share. After taking into account, in addition, all of the Company’s tax assets and tax loss carryforwards, Gemalto’s effective purchase price would be further reduced by a maximum amount of 2.0 euros per share (assuming the theoretical ability to use all such assets and carryforwards in 2008), reducing the effective purchase price to a minimum of 1.8 euros per share.

In order to calculate the effective purchase price for Gemalto, which is not a valuation methodology and is provided for illustration purposes only, the Company believes that it is critical to take into consideration the following tax assets of the Company:

•	income tax receivable due to carry back of past net operating losses of 9,617,000 euros as at September 30, 2008;

•	research tax credit estimated at 2,677,091 euros as at September 30, 2008; and

•	tax savings impact of up to 20,210,260 euros (not discounted) from total operating losses carryforwards estimated at 64,740,435 euros as at September 30, 2008.

Given that the Company does not provide guidance to the market, the Company cannot disclose an estimation of a discounted amount of the tax savings related to the tax loss carry forwards, which would require providing guidance on next years taxable income. However, the net operating loss carry forwards all expire beyond 2013, implying a relatively high likelihood of use, depending obviously however, on the Company’s and Gemalto’s future performance and other circumstances.

In its valuation, Gemalto does take into account the tax loss carry forwards, applying a 25% discount, but does not include the income tax receivable related to the carry back nor the research tax credit for a total amount estimated at 12,294,091 euros.

Based on the current Gemalto Offer value of 196.5 million euros (7.00 euros per share and 31.31 euros per OCEANE, including accrued and unpaid interest) and deducting the cash available of 134.6 million euros (after payment of the interest due on the OCEANEs for 2008 and cash proceeds from the exercise of dilutive instruments and theoretical contribution of treasury shares to the Offer), Gemalto effective purchase price would amount to 3.7 euros per share.

The Company believes, however, that the impact of its tax assets should be included in an effective purchase price calculation, because the Company and its shareholders would benefit from these tax assets in the future, on the basis of a timetable that is somewhat uncertain. After deducting all of the Company’s tax assets and tax loss carryforwards, Gemalto’s effective purchase price would be further reduced by 2.0 euros per share, which is the maximum amount assuming full use of all such assets and carryforwards in 2008, i.e. a maximum non discounted amount of 32.5 million euros and thus reducing the effective purchase price to a minimum of 1.8 euros per share.

Share Offer		Excl. Tax assets	Incl. Tax Assets Max assumption
Price per share (€)	A	7.00	7.00

Number of existing shares		15,820,442	15,820,442
Number of Exercisable Stock Options + Warrants + Founder’s Warrants		749,397	749,397
Diluted Number of Shares as of 30-Sep-08	B	16,569,839	16,569,839

Cash Outflow - Share Offer (€m)	C = A * B	116.0	116.0

OCEANE Offer
Price per OCEANE (€)		31.30	31.30

Number of OCEANE	D	2,571,884	2,571,884
Nominal (€m)		80.50	80.50
Interest rate		1.75%	1.75%

Estimated Settlement Date		5-Jan-09	5-Jan-09
Date of Next Coupon		1-Jan-09	1-Jan-09

Accrued interests per share (€)		0.01	0.01
Price per OCEANE - incl. accrued interests (€)	E	31.31	31.31

Cash Outflow - OCEANE Offer (€m)	F = D * E	80.5	80.5

Effective Purchase Price Calculation
Cash Outflow - Total (€m)	G = C + F	196.5	196.5

Cash & Cash Equivalents (€m)		(3.4)	(3.4)
Marketable securities (€m)		(122.2)	(122.2)
Cash Proceeds from exercise of dilutive instruments (€m)		(2.8)	(2.8)
Cash Proceeds from tendering Treasury Shares(1)		(7.6)	(7.6)
OCEANE Next Coupon to be paid on 01-Jan-09 (€m)		1.4	1.4
Adjusted Cash Available (€m)	H	(134.6)	(134.6)

Income tax receivable (carry back estimated as at 30-Sep-08) (€m)			(9.6)
Research tax credit (estimated as at 30-Sep-08) (€m)			(2.7)
Total max tax savings from Net Operating Loss Carry Forwards (estimated as at 30-Sep-08) (€m)			(20.2)
Total tax assets up to (€m)	I	—	(32.5)

Gemalto Effective Purchase Price (€m)	J = G + H + I	61.9	29.4
Gemalto Effective Purchase Price Per Share (€)	K = J / B	3.74	1.78

Source: AMF filings and company estimates

(1)	Cash proceeds from tendering treasury shares excluding potential tax savings arising from the theoretical capital loss

2.2.7 Summary

Gemalto’s Offer is at a significant discount to the value of the Company based on the valuation criteria normally used in these kinds of transactions.

Criterion	Valuation (€ per share)	Offered Premium /(Discount)

Last share price before filing of the Offer (October 3, 2008)	4.1	71.6%

1-month VWA price as at October 3, 2008	4.4	59.5%

3-month VWA price as at October 3, 2008	4.7	50.2%

6-month VWA price as at October 3, 2008	5.5	26.7%

9-month VWA price as at October 3, 2008	6.9	1.8%

12-month VWA price as at October 3, 2008	9.0	(22.1%)

Trading comparables as at October 3, 2008	9.7 10.6	(28.2%) (33.8%)

“Tier 1” trading comparables	5.9 6.3	10.5% 19.3%

“Tier 2” trading comparables	14.8 14.9	(52.8%) (53.1%)

Transaction comparables	14.0	(49.8%)

Siemens Wireless Modules transaction	9.1 11.1	(22.7%) (36.8%)

Premia are presented below as a secondary analysis:

Last share price before Lehman Brothers’ bankruptcy (September 12, 2008)	4.5	54.2%

1-month VWA price as at September 12, 2008	4.7	47.9%

3-month VWA price as at September 12, 2008	4.9	42.1%

6-month VWA price as at September 12, 2008	5.9	19.4%

9-month VWA price as at September 12, 2008	7.2	(3.1%)

12-month VWA price as at September 12, 2008	9.7	(27.6%)

Source: Factset, AMF, SEC, companies’ public information, Factiva

VWA stands for Volume Weighted Average

2.3	THIRD PARTY AGREEMENTS IN THE CONTEXT OF THE OFFER

Except as described in this Statement, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations on the Company’s behalf with respect to the Offer.

The Company has retained Merrill Lynch Capital Markets (France) SAS (the “Advisor”) as its financial advisor in connection with the Offer pursuant to the terms of an engagement letter dated October 31, 2008. The Company has agreed to pay the Advisor a reasonable and customary fee for such services. In addition, the Company has agreed to reimburse the Advisor’s expenses (including legal fees) and indemnify the Advisor against certain liabilities arising out of the engagement.

The Advisor and its affiliates may actively trade in the equity and debt securities of the Company or of the Offeror for their own account or for the accounts of their customers and accordingly, may at any time hold long or short positions in such securities.

The Company has retained Brunswick Group LLP as its financial public relations advisor in connection with the Offer. Brunswick Group will receive reasonable and customary compensation for its services and, potentially, a success fee, and reimbursement of out-of-pocket expenses in connection therewith. The Company has agreed to indemnify Brunswick Group against any liabilities relating to, or arising out of, the engagement.

The Company has retained Thomson Reuters to assist it in the identification of its record shareholders for which it will receive a reasonable and customary fee for such services.

The Company has also retained The Bank of New York – Mellon (New York) for U.S. shareholders and HQB Partners (London) to assist it in connection with the Company’s communications with the U.S. holders of the Company’s securities. The Company has agreed to pay The Bank of New York – Mellon and HQB Partners customary fees for its services and out-of-pocket expenses in connection therewith.

3	OPINION OF THE WORKERS’ COUNCIL ON THE OFFER

Wavecom’s Workers’ Council met on November 5, 2008 to vote on the following opinion. Wavecom’s Workers’ Council unanimously held that:

“Before providing an opinion on the Offer initiated by Gemalto for shares of Wavecom, Wavecom’s Workers’ Council (the Comité d’Entreprise) wishes to clarify the following information received during this transaction and the context in which it occurred.

Information from the Workers’ Council (Comité d’Entreprise)

The Workers’ Council first learned of the Gemalto Offer for Wavecom on October 6, 2008, in the media, followed by an email from the president of the Workers’ Council.

On October 7, 2008, the Workers’ Council then convened a special meeting and voted unanimously to call a meeting with Gemalto in order to hear their position on the conditions of the Offer.

On October 8, 2008, Wavecom’s CEO, Ron Black, held a meeting with elected members of the Workers’ Council to express the opinion of Wavecom’s Board of Directors regarding the risks of the Gemalto Offer.

At this meeting, the Workers’ Council learned that Wavecom’s Board of Directors deemed the Offer hostile in nature, based on the fact that Gemalto’s only interest was to acquire the unique inSIM® technology and the Anyware Technologies service platform.

On October 24, 2008, the Workers’ Council met with and heard from representatives of Gemalto at Wavecom’s headquarters regarding Gemalto’s objectives and intentions. At that meeting, it became apparent that the M2M market was of interest to Gemalto for its potential medium-term growth and that they have identified this growth market as one in which they intend to invest a portion of their cash reserves. According to them, Wavecom’s markets are experiencing strong growth yet we are not benefiting from it.

Background

Prior to the announcement of the Gemalto Offer, the Workers’ Council was concerned about Wavecom’s declining revenue during the last five quarters.

This decline was approximately 48.49% (between Q2 2007 and Q3 2008), in a growing market (Berg Insight research estimated market growth in M2M for Europe of 34.2% in 2008 and further forecasts of 30% CAGR for the next five years).

Faced with this situation, the Workers’ Council received no clear strategy from management.

Because of this, on September 24, 2008, the Workers’ Council was forced to use its right of alert.

Opinion of the Workers’ Council

To date, in the opinion of the Workers’ Council, Wavecom has:

-	Under-invested in the business, particularly in R&D, which is difficult to understand given the level of cash Wavecom currently has;
-	Maintained a policy of drastically reducing costs, including social costs, without any specific information or justification as to the objectives of this policy.

These indicators lead to a deep concern that management is willing to effect a merger or other business combination with no regard for the employment situation.

At the meeting on October 24, 2008, Gemalto presented a strategy which, although incomplete, appeared internally consistent. Gemalto seems to show a genuine willingness to:

-	Develop sales of Wavecom on the M2M market, thus reinforcing its leadership position,
-	Rely on the expertise of Wavecom in developing the synergies with its own business,
-	Maintain Wavecom’s employment and technology investments,
-	Help Wavecom by letting it benefit from Gemalto’s global infrastructure and their experience in the development of technology and rely on their financial strength.

The Workers’ Council regrets that the way in which the Offer was initiated has not allowed Gemalto to have a better understanding of the skills and expertise of Wavecom.

However, contrary to the opinion of Wavecom’s Board of Directors, and subject to Gemalto’s maintaining employment and investment in technology within the business, the Workers’ Council considers that the Gemalto Offer demonstrates its desire to develop Wavecom.”

4	CONTRACTUAL CLAUSES WHICH MAY HAVE AN IMPACT ON THE APPRECIATION OF THE OFFER OR ITS OUTCOME

4.1	CONTRACTUAL CLAUSES TO WHICH THE COMPANY IS A PARTY

The Company is not party to any agreement which contains a clause which would have a significant impact on the appreciation of the Offer or its outcome.

4.2	CONTRACTUAL CLAUSES KNOWN TO THE COMPANY

To the Company’s knowledge, there is no clause of any agreement which would have a significant impact on the appreciation of the Offer or its outcome.

5	INFORMATION ON THE COMPANY

5.1	SHARE CAPITAL STRUCTURE

The Company is a société anonyme with a share capital of 15,820,442 euros, divided into 15,820,442 shares of a nominal value of 1 euro per share. The total number of voting rights is of 14,728,581.

To the Company’s knowledge, the following table represents the distribution of Company’s share capital on September 30, 2008:

Shareholder	Number of shares	Percentage of capital	Percentage of voting rights
Aram Hékimian*	1,800,381	11.38	12.22
Michel Alard*	1,538,533	9.72	10.45
Sloane Robinson**	898,654	5.68	6.10
Lansdowne Partners**	831,455	5.26	5.65
Jo Hambro Capital Management Limited**	777,487	4.91	5.28
Treasury shares***	1,091,861	6.90	0
Public	8,882,071	56.14	60.31
Total	15,820,442	100	100
*	Acting for himself and on behalf of his family.
**	Declarations of Sloane Robinson dated June 13, 2007, Lansdowne Partners dated November 1, 2007 and Jo Hambro Capital Management Ltd dated July 14, 2008.
***	Of which 154,900 shares representing 0.98% of Wavecom’s share capital are allocated to be distributed as free shares to employees.

The Company has not issued any shares with double voting rights. The difference in the table above between the percentages in capital and in voting rights is due to the fact that the Company’s treasury shares are deprived of voting rights.

The securities granted to the management and employees of the group and giving access to the share capital of the Company, or other rights giving access to the share capital of the Company, in force as of September 30, 2008, are the following: (i) Founders’ Warrants giving the right to subscribe to 399,312 shares of the Company, (ii) 154,900 free Shares, (iii) stock options giving the right to subscribe to 1,264,625 shares of the Company and (iii) Warrants giving the right to subscribe to 110,001 shares of the Company.

On July 13, 2007, Wavecom issued 80.5 million euros principal amount of bonds convertible into and/or exchangeable for new or existing shares (the “OCEANEs”) due January 1, 2014. It is represented by 2,571,884 OCEANEs of a nominal value of 31.30 euros each. The OCEANEs will bear interest at a rate of 1.75% per annum. The bonds were issued in a tender offer pursuant to a prospectus which received the visa no 07-242 of the AMF.

There are no other securities or rights giving access to the Company’s share capital.

It is to be noted that Gemalto’s Offer Memorandum indicates that the Offer is made for all of the Company’s shares, including (i) the 15,811,381 shares existing as of June 30, 2008, (ii) 2,571,842 shares resulting from the conversion of the OCEANEs and (iii) 1,505,542 shares resulting from exercise of the Warrants, Founders’ Warrants and stock options of Wavecom, that can be exercised as on June 30, 2008. The number of Shares, provided by Gemalto, does not correspond to the information in possession of Wavecom who considers that the Offer is made for a total number of 19,708,091 shares, including 15,820,442 shares constituting the share capital of the Company on September 30, 2008 (reduced by the 152,673 free Shares attributed to Wavecom’s employees during the conservation period as of September 30, 2008), 2,571,884 shares that would result from the conversion of the OCEANEs and 1,468,438 shares that would result from the exercise of the Warrants, the Founders’ Warrants, or stock options of Wavecom, eligible to be exercised as of September 30, 2008.

5.2        DIRECT OR INDIRECT PARTICIPATION IN THE CAPITAL OF THE COMPANY SUBJECT TO A NOTIFICATION OF THRESHOLD CROSSING

On October 31, 2008, except as described below, no transaction in the Shares, has been effected during the past 60 days from the date of this reply document by the Company, one of its subsidiaries, or to the knowledge of the Company, any of the Company’s executive officers, directors or affiliates.

Identity of Person	Date of Transaction	Number of Shares	Weighted Average Price per Share	Nature of Transaction
Wavecom	09/01/2008	16,372	€4.9056	Share buyback
Wavecom	09/02/2008	16,647	€4.9584	Share buyback
Wavecom	09/03/2008	16,342	€4.3991	Share buyback
Wavecom	09/04/2008	144,933	€4.7997	Share buyback
Wavecom	09/05/2008	15,674	€4.7025	Share buyback
Wavecom	09/08/2008	15,228	€4.7137	Share buyback
Wavecom	09/09/2008	12,441	€4.7192	Share buyback
Wavecom	09/10/2008	9,919	€4.6074	Share buyback
Wavecom	09/11/2008	12,042	€4.6074	Share buyback
Wavecom	09/12/2008	14,723	€4.5280	Share buyback

To the Company’s knowledge, on September 30, 2008, the capital of the Company was distributed as indicated in section 5.1 above. With the exception of the abovementioned shareholders, no shareholder holding more than 5% of the capital or voting rights of the Company made himself known to the Company.

To the knowledge of the Company, the main modifications in the Company’s share capital since January 1, 2008 are the following:

–	Reduction in the participation of Jo Hambro Capital Management Limited to 777,487 shares, on July 9, 2008; and

–	Reduction of the participation of Mr. Michel Alard, acting for himself and on behalf of his family, to 1,568,533[16] shares, on September 8, 2008.

Over the course of September 2008, Michel Alard, Chairman of the Board of Directors, carried out the following sales on the open market in order to pay a portion of the estate taxes due upon the death of his wife in May 2008. In the absence of an alternative financing option, he may need to sell additional Shares over the coming weeks representing a total amount of approximately 1 million euros.

Identity of Person	Date of Transaction	Number of Shares	Price per Share	Nature of Transaction
Michel Alard	09/08/2008	10,000	€4.67	Sale on Euronext
Michel Alard	09/09/2008	10,000	€4.73	Sale on Euronext
Michel Alard	09/10/2008	10,000	€4.67	Sale on Euronext
Michel Alard	09/11/2008	10,000	€4.61	Sale on Euronext
Michel Alard	09/12/2008	10,000	€4.45	Sale on Euronext

On September 24, 2008 an employee of Wavecom exercised 2,000 Founders’ Warrants (with an exercise price of 4.19 euros), resulting in an increase in the share capital of Wavecom of a total amount of 2,000 euros following the issuance of a total of 2,000 new Wavecom shares of a nominal value of 1 euro per share. During the 60 days prior to the date of this reply document, Wavecom has not issued any other securities giving access to the share capital of the Company.

16 As mentioned in the table below, Mr. Michel Alard subsequently sold 30,000 shares of the Company on the market.

5.3	RESTRICTIONS ON THE EXERCISE OF VOTING RIGHTS AND TRANSFER OF SHARES

5.3.1	Statutory restrictions on the exercise of voting rights and transfer of shares

There are no statutory restrictions on the exercise of voting rights or on the transfer of shares of the Company, other than with respect to the Company’s treasury shares which have no voting rights.

5.3.2    Shareholders’ agreement known to the Company and which could lead to restrictions on the transfer of shares or the exercise of voting rights

To the knowledge of the Company, there is no shareholder agreement restricting the transfer of the shares of the Company or the exercise of voting rights.

5.3.3    Contractual provisions regarding preferential conditions for the transfer or purchase of shares concerning at least 0.5% of the share capital or voting rights of the Company

To the knowledge of the Company, there is no contractual clause providing for preferential conditions for the transfer or purchase of shares and concerning at least 0.5% of the share capital or voting rights.

5.4       LIST OF HOLDERS OF SECURITIES WHICH CONTAIN SPECIAL CONTROL RIGHTS AND DESCRIPTION THEREWITH

None.

5.5       CONTROL MECHANISMS IN CASE OF AN EVENTUAL EMPLOYEE SHAREHOLDING WHEN THE CONTROL RIGHTS ARE NOT EXERCISED BY THE EMPLOYEES

None.

5.6	AGREEMENTS MODIFIED OR TERMINATED IN CASE OF CHANGE IN CONTROL OF THE COMPANY

In Wavecom’s Reference Document relating to the financial year ended December 31, 2007, filed by Wavecom with the AMF on April 8, 2008 under number D.08-0211, the Company describes its important contracts. Some of these contracts contain change in control provisions that would allow the counterparty to terminate the contract in the event of the success of Gemalto’s Offer. Considering the hostile character of the Offer and the fact that some of the mandataires sociaux and other key employees of the Company might not remain in the Company following the Offer, Wavecom is therefore not able to indicate whether the execution of these contracts will continue in the event of the success of Gemalto’s Offer.

Although this agreement does not contain any change of control provision, the Reference Document relating to the financial year ended December 31, 2007, mentions the industrial manufacturing contract with Solectron (bought by Flextronics). This contract was renegotiated in its entirety following Wavecom’s decision to entrust this company with all of Wavecom’s industrial needs. The parties entered into a definitive agreement which is in fact composed of three different contracts: the “Cooperation Agreement”, the “Global Manufacturing Agreement” and the “Supply Chain Agreement”, all signed on November 29, 2007. None of these contracts can be transferred by either party without the agreement of the co-contractor.

The Company has a number of important long standing clients, distributors and suppliers with which it signed several contracts or with which it contracts under the cover of its general sales conditions. The Company has also obtained licenses on third parties’ intellectual property rights, in particular, but not only, on “essential” patents, as described on page 31 of the Company’s 2007 Reference Document. It is not unusual, and it is even systematic, in the Company’s activity sector, for these contracts not to be transferable without the agreement of the co-contractor, or to have a termination clause in case of a change of control. Moreover, some co-contractors might not want to pursue their relationship with the Company in the event of an acquisition by the Offeror.

5.7       RULES APPLICABLE TO THE APPOINTMENT AND REPLACEMENT OF THE DIRECTORS AS WELL AS TO THE MODIFICATION OF THE COMPANY’S BY-LAWS

5.7.1	Rules applicable to the nomination or replacement of the Board of Directors

The Company is managed by a Board of Directors made up of at least three individuals or legal persons elected for a term of three years renewable, by the majority vote among the shareholders present or represented at the ordinary general shareholders’ meeting. The ordinary general shareholders’ meeting can revoke any member of the Board of Directors by a majority vote among the shareholders present or represented.

5.7.2	Rules applicable to the modification of the by-laws

The extraordinary general shareholders’ meeting cannot modify the by-laws of the Company unless it is proposed to do so by the Board of Directors and only by the majority vote of two-thirds of the shareholders present or represented.

5.8	POWERS OF THE BOARD OF DIRECTORS, PARTICULARLY REGARDING THE ISSUANCE AND REPURCHASE OF SHARES

The Board of Directors defines the orientations of the Company’s activity and supervises their implementation. With respect to third parties, the Company is responsible for the actions of the Board, even those taken outside of the corporate purpose. The Chief Executive Officer is elected by the Board of Directors and represents the Company in interactions with third parties.

The general shareholders’ meeting, or the Board of Directors following a delegation by the Shareholders’ meeting, decides on the issuance of new shares.

The Company can only acquire its own shares if (i) the general shareholders’ meeting authorized the Board to do so, (ii) if the available reserves are at least equal to the purchase price and (iii) if the shares held by the Company and its subsidiaries represent less than 10% of the issued share capital.

The general shareholders’ meeting held on May 14, 2008 authorized the Board of Directors to proceed to the repurchase of the Company’s shares within a limit of 10% of the share capital. The resolution specifies that the delegation is valid for 18 months and is also applicable during a tender offer.

5.9       AGREEMENTS, CONTRACTS, PROTOCOLS BETWEEN THE COMPANY AND ITS DIRECTORS OR MEMBERS OF THE EXECUTIVE COMMITTEE

5.9.1	Shares and other securities held by the Directors and members of the Executive Committee

The following table indicates the number of Founders’ Warrants, stock options, free Shares, Warrants and ordinary Shares held as of September 30, 2008 by the members of the Board of Directors and Executive Officers.

	Founders’ Warrants, Warrants, stock options and free Shares granted but not exercised at September 30, 2008							Ordinary shares at September 30, 2008
	Founders’ Warrants		Warrants		Stock options		Free Shares
	Number	Weighted Average Exercise Price (€ )	Number	Weighted Average Exercise Price (€ )	Number	Weighted Average Exercise Price (€ )	Number
Holders
Aram Hékimian (1)	0	-	0	-	0	-	0	1,800,381
Michel Alard (1)	0	-	0	-	0	-	0	1,538,533
Ronald Black*	302,700	5.39	0	-	255,844	6.40	77,650	78,173
Olivier Beaujard	5,000	4.19	0	-	23,530	58.88	0	0
Chantal Bourgeat	15,000	4.19	0	-	25,000	10.27	0	0
Andres Franzen	0	-	0	-	50,000	10.62	0	0
Didier Dutronc	0	-	0	-	51,500	8.16	0	2,500
Bernard Gilly** (1)	0	-	33,334	12	0	-	0	2,000
Philippe Guillemette	20,000	4.19	0	-	72,750	27.64	35,000	0
Stephen Imbler** (1)	0	-	40,000	11.43	0	-	0	10,000
Stefan Lindvall	0	-	0	-	20,000	10.62	0	0
Anthony Maher** (1)	0	-	36,667	11.87	0	-	0	100
Etienne Menut	5,000	4.19	0	-	31,000	10.04	0	5
Yann Merceron	0	-	0	-	2,000	39.18	0	0
Pierre Piver	0	-	0	-	41,000	7.60	0	0
Pierre Teyssier	15,000	4.19	0	-	36,000	18.45	0	0
Emmanuel Walckenaer	0	-	0	-	25,000	6.64	0	0
*

The stock options attributed to Mr. Ronald Black are subject to conditions and to a special exercise calendar according to which, in the event of a negotiated merger, acquisition of the Company, or hostile takeover bid on the shares of the Company, that results in Mr. Ronald Black being terminated within six months following the operation or if Mr. Black is not offered an opportunity to perform functions of an equivalent level, he would have the right to exercise his options that would have become eligible for exercise two years following the date of such operation, provided that he uses this right within 90 days following his termination. The stock options of which the exercise could thus be accelerated were attributed on May 17, 2006 and can be exercised for 10.62 euros.

**	Holds BSAs which contain an acceleration clause in the event of a change of control.
(1)	Director

5.9.2	COMPENSATION PAID TO THE DIRECTORS AND MEMBERS OF THE EXECUTIVE COMMITTEE

5.9.2.1. Directors

For the 2008 financial year, the general shareholders’ meeting allocated a maximum global amount of 250,000 euros for directors’ fees, which are allocated based on attendance and participation in the meetings of the Board of Directors and its specialized committees.

5.9.2.2 Executive Officers

(i) Executive Officers

Except as set forth below in section (ii), each Executive Officer receives a base salary plus variable compensation and in some cases, benefits in kind. Pursuant to customary French employment practice, in the event that an Executive Officer’s employment with the Company is terminated at any time for any reason, such Executive Officer agrees not to compete with the Company for a period of time after termination and, in return, receives compensation from the Company during that period so long as the non-compete restriction remains effective against such former executive officer. Certain corporate officers benefit from an additional departure premium, independently from any change in control of the Company.

(ii) Chief Executive Officer

The Company and Ronald Black, the Company’s Chief Executive Officer, are party to a service agreement, dated July 22, 2004, as amended in 2006 (the “Service Agreement”). The terms of his compensation were further modified in 2008 as explained below.

Pursuant to the Service Agreement, Mr. Black shall be entitled to participate in all employee benefit plans of the Company including, but not limited to pension, profit sharing, medical coverage, education, or other retirement or welfare benefits that the Company has adopted or may adopt, maintain or contribute to for the benefit of its senior executives at a comparable level subject to satisfying the applicable eligibility requirements.

For the calendar year ended December 31, 2008, Mr. Black’s fixed base compensation rate is 421,500 euros and, pursuant to a resolution of Wavecom’s Board of Directors dated June 17, 2008, he could receive up to 401,000 euros as a performance bonus. For the calendar year ended December 31, 2007, Mr. Black’s fixed base compensation was 421,500 euros and Mr. Black received a bonus of 281,000 euros. Mr. Black also receives benefits in kind due to his expatriation, including housing and indemnities covering his children’s school tuition. Mr. Black has also received equity based compensation subject to a specific vesting calendar and acceleration provisions in the event of a change in control. (See table in section 5.9.1)

The Board of Directors of Wavecom also decided on June 17, 2008, that a special bonus equal to Mr. Black’s annual fixed and variable salary for one year is triggered upon the acquisition of the Company or a change of control through a tender offer at a price which represents a premium of greater than 40% of the trading price on the date of the filing of the offer. A successful completion of the Offer would result in payment of the bonus.

See also provisions of paragraph 5.10 hereafter.

5.10     AGREEMENTS REGARDING THE INDEMNIFICATION OF THE DIRECTORS AND EMPLOYEES IN THE EVENT THEY RESIGN OR ARE FIRED WITHOUT CAUSE OR IF THEIR TERM ENDS FOLLOWING A TENDER OFFER

In accordance with the terms of his Service Agreement, in the event of a negotiated merger, acquisition of the Company, or hostile takeover bid on the shares of the Company, that results in Mr. Ronald Black being terminated within six months following this event, and if Mr. Black is not offered an opportunity to perform functions of an equivalent level, the Company has undertaken to pay Mr. Ronald Black a severance payment (except in case of gross or wrongful misconduct). The gross amount of this severance payment is equal to three times his annual fixed salary (approximately 1,264,500 euros based on Mr. Black’s annual fixed salary for the calendar year ended December 31, 2008), including the severance payment provided by law and any applicable collective bargaining agreements.

This severance payment, decided before the French “TEPA” law was adopted, must be, before February 22, 2009, brought into compliance with the provisions of the “TEPA” law which requires that severance payments be subject to performance conditions determined by the Board of Directors, approved by the shareholders’ meeting and made public.

6	BOARD OF DIRECTORS’ AND EXECUTIVE COMMITTEE’S INTENT

The Board of Directors and the members of the Executive Committee of the Company announced their intent, as such, not to tender the Shares they hold or will come to hold due to the conversion or the exercise of the Company’s securities.

This intent not to tender concerns a total amount of 3,431,692 Shares representing 21.7% of the capital and 23.3% of the voting rights of the Company existing at September 30, 2008.

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